SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)


                        MCKENZIE BAY INTERNATIONAL, LTD.
                                (Name of Issuer)



                         Common Stock, $0.001 par value
                         (Title of Class of Securities)



                                    581531100
                                 (CUSIP Number)

                                December 31, 2003
       (Date of Event Which Requires Filing of this Statement)

                                  --------------
Check the appropriate box to designate the rule pursuant to which this schedule is filed:

                                ( ) Rule 13d-1(b)
                                (x) Rule 13d-1(c)
                                ( ) Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






CUSIP NO.  581531100

---------------------------------------------------------------------
1)       Name of Reporting Person       SOQUEM, Inc.
         S.S. or I.R.S. Identification
         No. of Above Person

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2)       Check the Appropriate Box          (a)
         if a Member of a Group             -------------------------
         (See Instructions)                 (b)

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3)       SEC Use Only

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4)       Citizenship or Place of
         Organization                   Canada

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Number of       (5) Sole Voting
Shares Bene-        Power               1,520,133
ficially
Owned by        -----------------------------------------------------
Reporting       (6) Shared Voting
Person With         Power                       0

                -----------------------------------------------------
                (7) Sole Dispositive
                    Power               1,520,133

                -----------------------------------------------------
                (8) Shared Dispositive
                    Power                       0

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9)       Aggregate Amount Beneficially
         Owned by Reporting Person      1,520,133

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10)      Check if the Aggregate
         Amount in Row (9) Excludes
         Certain Shares (See Instructions)

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11)      Percent of Class
         Represented by Amount in Row 9         6.0%

---------------------------------------------------------------------
12)      Type of Reporting Person
         (See Instructions)                     CO


CUSIP NO.       581531100

Item 1(a).        Name of Issuer:

                        McKenzie Bay International, Ltd.

Item 1(b).        Address of Issuer Principal Executive Offices:

                        975 Spaulding Avenue
                        Grand Rapids, MI 49546


Item 2(a).        Name of Person(s) Filing:

                        SOQUEM, Inc.


Item 2(b).        Address of Principal Business Office or, If None, Residence:

                        1000 route de l'Eglise, Bureau 500
                        Saint-Foy, Quebec, CANADA
                        G1V 3V9



Item 2(c).        Citizenship:

                        Canada



Item 2(d).        Title of Class of Securities:

                        Common Stock, $0.001 par value



Item 2(e).        CUSIP Number:

                        581531100


Item 3.
              N/A

If this statement is filed pursuant to Rules 13d-1(b) or 13d-2
                  (b) or (c), check whether the persons filing are:

         (a)      ( )Broker or dealer registered under Section 15 of the Act.
         (b)      ( )Bank as defined in Section 3(a)(6) of the Act.
         (c)      ( )Insurance company as defined in Section 3(a)(19) of the
                      Act.
         (d)      ( )Investment company registered under Section 8 of the
                      Investment Company Act of 1940.
         (e)      ( )An investment advisor registered under Section 203 of the
                      Investment Advisers Act of 1940.
         (f)      ( )An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).
         (g)      ( )A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G).
         (h)      ( )A savings association as defined in Section 3(b) of the
                      Federal Deposit Insurance Act.
         (i)      ( )A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.
         (j)      ( )Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


ITEM 4: Ownership

        Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)Amount Beneficially Owned:      1,520,133 shares

     (b) Percent of Class:              6.0%

     (c) Number of shares as to which such person has:

        (i) Sole power to vote or to direct the vote:  1,520,133


        (ii)Shared power to vote or to direct the vote:        0


        (iii)Sole power to dispose or to direct the disposition of: 1,520,133


        (iv)Shared power to dispose or to direct the disposition of:      0



ITEM 5:   Ownership of Five Percent or Less of a Class

                Not applicable

               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6:   Ownership of More than Five Percent on Behalf of Another Person

                Not applicable


ITEM 7: Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

                Not applicable


ITEM 8:  Identification and Classification of Members of the Group

                Not applicable


ITEM 9:  Notice of Dissolution of Group.

                Not applicable.

ITEM 10: Certifications.

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to it is true, complete and correct.

Date:  February 11, 2004.


Signature     /s/ SOQUEM, INC.
        By:   Guylaine Caron

        Its:Treasurer
-------------------------------------
name/title Guylaine Caron-Treasurer